AMENDMENT TO OPERATING AGREEMENT

Queen of Austin Film LLC, a Texas limited liability company (the "Company") is governed by that certain Operating Agreement dated March 31, 2025 ("Operating Agreement"). Marissa Nicole Padden ("Withdrawing Member") has voluntarily withdrawn from the Company pursuant to Section 8.1 of the Operating Agreement upon unanimous written consent of the remaining Members of the Company.

Effective as of January 9, 2026 ("Effective Date"), Exhibit A of the Operating Agreement is amended as below to remove Marissa Nicole Padden as a Member. The Membership Interests formerly held by Marissa Nicole Padden have been redeemed and cancelled. The Company may, upon unanimous consent of the Members pursuant to Section 3.3 of the Operating Agreement, issue new Membership Interests to future Members, which may dilute the Percentage Interests of the existing Members.

Amended Exhibit A

Member Names and Addresses	Capital Contribution	Percentage Interest
Martian Films Limited Company ███████ ███████	██████	40%
Ramstar Productions LLC ███████ ███████	█████	40%
8lien Arts LLC ███████ ███████	█████	20%

Doc ID: 74b345a8dafed761d172387b1f3d78dcf4c9fa84

IN WITNESS WHEREOF, the undersigned have executed this Unanimous Consent as of the Effective Date.

Members:

Martian Films Limited Company, a Texas LLC

Signature: _____

Name: ___Stefan Djordjevic_____

Title: _Managing Member of Queen of Austin Film LLC and Manager of Martian Films Limited Company_____

Date: ___01 / 13 / 2026_____

Ramstar Productions LLC, a Texas LLC

Signature: ___Matt R_____

Name: ___Matthew Zachry Ramirez_____

Title: ___Member of Queen of Austin Film LLC and Manager of Ramstar Productions LLC_____

Date: ___01 / 11 / 2026_____

Ramstar Productions LLC, a Texas LLC

Signature: _____

Name: ___Shane Cameron Ramirez_____

Title: ___Member of Queen of Austin Film LLC and Member of Ramstar Productions LLC_____

Date: ___01 / 09 / 2026_____

8lien Arts LLC, a Texas LLC

Signature: ___Kaleb Rimer_____

Name: ___Kaleb James Rimer_____

Title: ___Member of Queen of Austin Film LLC and Manager of 8lien Arts LLC_____

Date: ___01 / 09 / 2026_____